FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2005

HOLMES FINANCING (No 3) PLC

HOLMES FUNDING LIMITED

HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No. . .X. . . .

HOLMES FINANCING (NO. 3) PLC

CERTIFICATE RELATING TO FINANCIAL INFORMATION

PURSUANT TO SECTION 13(H) OF THE TRUST DEED

Pursuant to Section 13(H) of the Third Issuer Trust Deed, dated as of May 23, 2001 between Holmes Financing (No. 3) plc (the ‘Third Issuer’) and the Chase Manhattan Bank, London Branch, as note trustee (the ‘Note Trustee’), the undersigned officers of the Third Issuer, Martin McDermott and SPV Management Ltd., hereby certify, to the best of their knowledge and belief, that:

(1)

as at April 30, 2005, there did not exist and had not existed since the date of the most recent officers’ certificate provided to the Note Trustee pursuant to Section 13(H) of the Third Issuer Trust Deed, or since May 23, 2001 if no such certificate has previously been provided, any Note Event of Default (as defined in the Third Issuer Trust Deed) and

(2)

during the period from and including the certification date of the most recent officers’ certificate provided to the Note Trustee pursuant to Section 13(H) of the Third Issuer Trust Deed, or since May 23, 2001 if no such certificate has previously been provided, to and including the date of this certificate, to the best of their knowledge and belief, the Third Issuer has complied with all its obligations contained in these presents and each of the Transaction Documents (as defined in the Third Issuer Trust Deed) to which it is a party.

Dated as of the 30th day of April 2005

By ___________________________________
Martin McDermott
Director

By ___________________________________

Authorised Signatory for and on behalf of SPV Management Limited

SPV Management Limited
Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 3) PLC

Dated: 10 th June 2005	By / s / Karen Carson
(Authorised Signatory)